SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549

                                  Schedule 13D**

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)*

                                 Xtra Corporation
                                 (Name of Issuer)

                 Class A Common Stock, Par Value $0.50 Per Share
                          (Title of Class of Securities)

                                    984138107
                                  (Cusip Number)

                                 W. Robert Cotham
                           201 Main Street, Suite 2600
                             Fort Worth, Texas 76102
                                  (817) 390-8400
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 18, 1998
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares reported herein is 1,372,900 shares, which constitutes approximately 9.0% of the 15,312,353 shares deemed outstanding pursuant to Rule 13d-3(d)(1)(i) under the Act.
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     Pursuant to Rule 13d-2(a) of  Regulation 13D-G of the General Rules and
Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend their Schedule 13D Statement dated July 17, 1997, as amended by Amendment No. 1 dated January 29, 1998 (the "Schedule 13D"), relating to the Class A Common Stock, par value $.50 per share, of Xtra Corporation. Unless otherwise indicated, all defined terms used herein shall have the same meanings ascribed to them in the Schedule 13D.

Item 4.  PURPOSE OF TRANSACTION.

     Item 4 is hereby amended by adding at the end thereof the following:

     On June 18, 1998, the Issuer entered into an Agreement and Plan of Merger and Reorganization (the "Merger Agreement") between the Issuer and Wheels MergerCo LLC ("MergerCo") pursuant to which MergerCo will merge (the "Merger") with and into the Issuer, upon the terms and subject to the conditions set forth in the Merger Agreement.

     Concurrently with the execution of the Merger Agreement, MergerCo and PJI entered into a Voting Agreement pursuant to which PJI agreed (i) to vote all its Shares in favor of the Merger and against any other merger or acquisition proposal and (ii) not to sell any of its Shares until the earlier of the effective time of the Merger or the termination of the Merger Agreement.

     The foregoing description of the Voting Agreement is qualified in its entirety by reference to the Voting Agreement, a copy of which is attached hereto as Exhibit 99.2.

     Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Item 6 is hereby amended and restated as follows:

     The response to Item 4 above is hereby incorporated by reference.


Item 7.   MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit 99.1 --     Agreement and Power of Attorney pursuant to Rule
13d-1(k)(1)(iii)(previously filed).

     Exhibit 99.2 -- Voting Agreement dated June 18, 1998 between Wheels MergerCo LLC and Portfolio J Investors, L.P. (filed herewith).
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       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

       DATED:      June 24, 1998


                                    TRINITY I FUND, L.P.,
                                    a Delaware limited partnership

                                    By:   TF INVESTORS, L.P.,
                                          a Delaware limited partnership,
                                          General Partner

                                    By:   TRINITY CAPITAL MANAGEMENT, INC.,
                                          a Delaware corporation,
                                          General Partner


                                    By: /s/ W. R. Cotham
                                             W. R. Cotham, Vice President


                                    TF INVESTORS, L.P.,
                                    a Delaware limited partnership

                                    By:   TRINITY CAPITAL MANAGEMENT, INC.,
                                          a Delaware corporation,
                                          General Partner


                                    By: /s/ W. R. Cotham
                                             W. R. Cotham, Vice President


                                    TRINITY CAPITAL MANAGEMENT, INC.,
                                    a Delaware corporation


                                    By: /s/ W. R. Cotham
                                             W. R. Cotham, Vice President


                                    PORTFOLIO J INVESTORS, L.P.,
                                    a Delaware limited partnership

                                    By: PORTFOLIO ASSOCIATES, INC.,
                                           a Delaware corporation,
                                           General Partner


                                    By: /s/ W. R. Cotham
                                             W. R. Cotham, Vice President

                                    PORTFOLIO ASSOCIATES, INC.,
                                    a Delaware corporation


                                    By: /s/ W. R. Cotham
                                             W. R. Cotham,
                                             Vice President

                                     /s/ W. R. Cotham
                                    W. R. Cotham,
                                    Attorney-in-Fact for:

                                          THOMAS M. TAYLOR (1)


(1) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of Thomas M. Taylor previously has been filed with the Securities and Exchange Commission.

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                          EXHIBIT INDEX

EXHIBIT                 DESCRIPTION

  99.1 Agreement and Power of Attorney pursuant to Rule 13d-1(k)(1)(iii), previously filed.

  99.2 Voting Agreement dated June 18, 1998 between Wheels MergerCo LLC and Portfolio J Investors, L.P., filed herewith.